NeuroMetrix, Inc.
1000 Winter Street
Waltham, Massachusetts 02451

October 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Heather Percival, Esq.

Re:	NeuroMetrix, Inc.
Registration Statement on Form S-3
File No. 333-219783
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, NeuroMetrix, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-219783) (the “Registration Statement”), so that it may become effective at 10:00 a.m. (Washington, D.C. time) on Friday, October 27, 2017, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i.)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii.)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii.)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Please call Megan Gates, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-4443 with any comments or questions regarding this matter.

Very truly yours, NeuroMetrix, Inc.
By:	/s/ Thomas T. Higgins
	Name:	Thomas T. Higgins
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

cc:    NeuroMetrix, Inc.
Shai N. Gozani, M.D., Ph.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates, Esq.